Exhibit 99.1

Momo Announces Unaudited Financial Results for the Third Quarter 2016

BEIJING, CHINA, November 8, 2016 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the third quarter 2016.

Third Quarter 2016 Highlights

•	Net revenues increased 319% year over year to $157.0 million.

•	Net income attributable to Momo Inc. increased to $39.0 million in the third quarter 2016 from a net loss of $0.8 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 1,182% to $49.5 million in the third quarter 2016 from $3.9 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.19, compared to a diluted net loss per ADS of $0.00 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.24, compared to $0.02 in the same period last year.

•	Monthly Active Users (“MAU”)[1] were 77.4 million in September 2016, compared to 73.0 million in September 2015.

First Nine Months 2016 Highlights

•	Net revenues increased 225% year over year to $307.0 million for the first nine months of 2016.

•	Net income attributable to Momo Inc. was $61.5 million for the first nine months of 2016, compared with $7.6 million during the same period of 2015.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $85.4 million for the first nine months of 2016, compared with $19.3 million during the same period of 2015.

•	Diluted net income per ADS was $0.30 for the first nine months of 2016, compared with $0.04 during the same period of 2015.

•	Non-GAAP diluted income per ADS (note 1) was $0.42 for the first nine months of 2016, compared with $0.10 during the same period of 2015.

“Q3 2016 was a remarkable quarter for us, with achievements on product innovations, business operations as well as financial results.” Commented Yan Tang, Chairman and CEO of Momo. “Live broadcasting business continued to gain traction and boosted the acceleration in revenue and profit growth. At the same time we are making good progress with our strategy to drive the convergence of video and social activities on our platform. We launched “Moments”, an interactive short video service in August. We are happy to see that an increasing number of users on our platform are realizing that video, as compared to text and graphic based content, delivers a more compelling and immersive social and entertainment experience. By deeply integrating video elements into every major social scenarios on Momo and providing more entertaining content to our users, we could substantially broaden the core use cases on Momo and raise the ceilings of our total addressable audience. ”

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month. The active users on Hani, the Company’s stand-alone live video application, were not included in the MAU disclosed herein.

Third Quarter 2016 Financial Results

Net revenues

Total net revenues were $157.0 million in the third quarter of 2016, an increase of 319% from $37.5 million in the third quarter of 2015.

Live video service, which was launched in the third quarter of 2015, continued its strong momentum and generated revenues of $108.6 million in the third quarter of 2016. The rapid growth in live video revenues is mainly because of the increase in paying users of live video service. Paying users of live video service for the third quarter of 2016 reached 2.6 million.

Membership subscription revenues were $18.1 million in the third quarter of 2016, an increase of 13% from $16.0 million during the same period of 2015. The year over year increase in membership subscription revenues was primarily driven by: (a) the increase in average revenues per paying user, as more members bought our premium VIP package; and (b) the increase in the total number of members. Momo members were 3.4 million and 3.3 million as of September 30, 2016 and 2015, respectively.

Mobile marketing revenues were $17.7 million in the third quarter of 2016, an increase of 64% from $10.8 million during the same period of 2015. The significant growth in mobile marketing business was driven by more new customers and orders introduced by sales agents engaged since the third quarter of 2015, as well as the increase of eCPM (effective cost per mille) of the in feed advertisement service.

Mobile games revenues were $9.3 million in the third quarter of 2016, a decrease of 2% from $9.5 million during the third quarter of 2015. The decrease in game revenues was mainly due to that a lesser number of popular games was available on Momo’s platform in the third quarter 2016 as compared with the third quarter of 2015.

Cost and expenses

Cost and expenses were $120.0 million in the third quarter of 2016, an increase of 199% from $40.1 million in the third quarter of 2015. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service; (b) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (c) an increase in fees to payment channels resulting from higher volume of cash collection through such channels; d) increase in marketing and promotional expenses to expand service accessibility and attract live video service and other services users; and (e) increased infrastructure related spending, such as bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform.

Non-GAAP cost and expenses (note 1) were $109.5 million in the third quarter of 2016, an increase of 209% from $35.4 million during the same period last year.

Income (loss) from operations

Income from operations was $37.2 million in the third quarter of 2016, compared to a loss of $2.5 million during the same period last year.

Non-GAAP income from operations (note 1) was $47.7 million in the third quarter of 2016, compared to $2.2 million during the same period last year.

Net income

Net income attributable to Momo Inc. was $39.0 million in the third quarter of 2016, compared to a net loss of $0.8 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $49.5 million in the third quarter of 2016, compared to $3.9 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.19 in the third quarter of 2016, compared to a diluted net loss per ADS of $0.00 in the third quarter of 2015.

Non-GAAP diluted net income per ADS (note 1) was $0.24 in the third quarter of 2016, compared to $0.02 in the third quarter of 2015.

Cash and cash flow

As of September 30, 2016, Momo’s cash, cash equivalents and term deposits totaled $560.6 million compared to $469.5 million as of December 31, 2015. Net cash provided by operating activities in the third quarter of 2016 was $62.9 million compared to $7.5 million for the same quarter of 2015.

First Nine Months 2016 Financial Results

Net revenues for the first nine months of 2016 were $307.0 million, an increase of 225% from $94.5 million in the same period of 2015, primarily driven by the significant increase in net revenues from live video service, mobile marketing business, and membership subscription.

Net income attributable to Momo Inc. was $61.5 million in the first nine months of 2016, compared to $7.6 million during the same period of 2015.

Non-GAAP net income attributable to Momo Inc. (note 1) was $85.4 million in the first nine months of 2016, compared to $19.3 million during the same period of 2015.

Diluted net income per ADS was $0.30 during the first nine months of 2016, compared to $0.04 in the same period of 2015.

Non-GAAP diluted net income per ADS (note 1) was $0.42 during the first nine months of 2016, compared to $0.10 in the same period of 2015.

Net cash provided by operating activities was $111.1 million during the first nine months of 2016, compared with $25.5 million during the same period of 2015.

Business Outlook

For the fourth quarter of 2016, the Company expects total net revenues to be between $185 million and $190 million, representing a year-over-year increase of 369% to 381%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, November 8, 2016 at 8: 00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong Time on November 8, 2016).

Dial-in details for the earnings conference call are as follows:

International:    +65 6713 5090

U.S. Toll Free: +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, November 16, 2016. The dial-in details for the replay are as follows:

International:    +61-2-8199 0299

U.S. Toll Free: +1 855 452 5696

Passcode:    97430159

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our unaudited results for the third quarter of 2016, our management quotes and our financial outlook for the fourth quarter of 2016.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2016 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter of 2016 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		First nine months
	Ended September 30		ended September 30
	2015	2016	2015	2016
Net revenues:
Live video service	212	108,595	212	182,085
Membership subscription	16,002	18,074	43,857	48,536
Mobile marketing	10,777	17,682	23,554	46,609
Mobile games	9,499	9,284	23,307	24,154
Other services	986	3,411	3,596	5,596

Total net revenues	37,476	157,046	94,526	306,980
Cost and expenses:
Cost of revenues	(8,580)	(68,762)	(20,518)	(131,244)
Research and development	(6,046)	(8,987)	(16,742)	(23,666)
Sales and marketing	(18,673)	(29,876)	(40,278)	(68,778)
General and administrative	(6,802)	(12,378)	(15,404)	(27,626)

Total cost and expenses	(40,101)	(120,003)	(92,942)	(251,314)
Other operating income	170	155	559	463

(Loss) Income from operations	(2,455)	37,198	2,143	56,129
Interest income	1,750	1,975	5,730	5,455
Impairment loss on long-term investments	—	—	—	(306)

(Loss) Income before income tax and share of income on equity method investments	(705)	39,173	7,873	61,278
Income tax expenses	23	(1,048)	(161)	(1,954)

(Loss) Income before share of income on equity method investments	(682)	38,125	7,712	59,324
Share of (loss) income on equity method investments	(156)	879	(146)	2,143

Net (loss) income attributable to Momo Inc.	(838)	39,004	7,566	61,467

Net (loss) income per share attributable to ordinary shareholders
Basic	(0.00)	0.10	0.02	0.16
Diluted	(0.00)	0.10	0.02	0.15
Weighted average shares used in calculating net income per ordinary share
Basic	352,330,072	386,338,146	339,152,726	373,564,700
Diluted	352,330,072	409,603,891	402,555,176	405,049,516

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months		First nine months
	ended September 30		ended September 30
	2015	2016	2015	2016
Net (loss) income attributable to Momo Inc.	(838)	39,004	7,566	61,467
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(1,927)	(444)	(1,848)	(3,305)

Comprehensive (loss) income attributable to Momo Inc. shareholders	(2,765)	38,560	5,718	58,162

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31	September 30
	2015	2016
Assets
Current assets
Cash and cash equivalents	169,469	246,006
Term deposits	300,000	314,592
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2015 and September 30, 2016, respectively	14,896	26,496
Prepaid expenses and other current assets	18,297	26,935
Amount due from related parties	1,175	492

Total current assets	503,837	614,521
Property and equipment, net	16,259	14,956
Rental deposits	743	929
Long term investments	19,318	34,082
Other non-current assets	2,000	—

Total assets	542,157	664,488

Liabilities and equity
Current liabilities
Accounts payable	10,445	30,745
Deferred revenue	28,274	39,356
Accrued expenses and other current liabilities	26,694	35,197
Amount due to related parties	6,532	7,005

Total current liabilities	71,945	112,303
Other non-current liabilities	1,826	1,363

Total liabilities	73,771	113,666
Shareholder’s equity (Note a)	468,386	550,822

Total liabilities and shareholder’s equity	542,157	664,488

Note a: As of September 30, 2016, the number of ordinary shares issued and outstanding was 388,306,897.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months		First nine months
	Ended September 30		ended September 30
	2015	2016	2015	2016
Cash flows from operating activities:
Net (loss) income attributable to Momo Inc.	(838)	39,004	7,566	61,467
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	1,798	2,137	4,569	6,248
Share-based compensation	4,700	10,512	11,695	23,972
Investing loss (income)	156	(879)	146	(2,143)
Impairment loss on long-term investments	—	—	—	306
Loss on disposal of property and equipment	—	1	5	6
Changes in operating assets and liabilities:
Accounts receivable	(319)	(5,050)	(10,418)	(12,172)
Prepaid expenses and other current assets	(1,557)	(7,107)	(11,733)	(9,076)
Amount due from related parties	873	786	(909)	646
Rental deposits	59	(61)	662	(208)
Accounts payable	1,254	7,230	4,766	20,739
Deferred revenue	3,704	6,535	9,668	12,012
Accrued expenses and other current liabilities	(2,183)	9,623	7,358	9,253
Amount due to related parties	27	301	175	480
Other non-current liabilities	(154)	(154)	1,982	(462)

Net cash provided by operating activities	7,520	62,878	25,532	111,068
Cash flows from investing activities:
Purchase of property and equipment	(4,854)	(2,471)	(10,221)	(4,986)
Proceeds from disposal of property and equipment	—	1	—	39
Payment for long term investments	(8,644)	(3,001)	(15,879)	(11,530)
Prepayment of long term investments	—	—	(806)	—
Purchase of term deposits	(100,000)	(60,501)	(450,000)	(379,878)
Cash received on maturity of term deposits	150,000	50,000	150,000	365,313

Net cash provided by (used in) investing activities	36,502	(15,972)	(326,906)	(31,042)
Cash flows from financing activities:
Proceeds from exercise of options	101	170	263	308
Deferred payment of purchase of property and equipment	—	(26)	—	(319)
Payment for IPO costs	—	—	(2,634)	—

Net cash provided by (used in) financing activities	101	144	(2,371)	(11)
Effect of exchange rate on cash and cash equivalents	(1,628)	(478)	(1,589)	(3,478)

Net increase (decrease) in cash and cash equivalents	42,495	46,572	(305,334)	76,537
Cash and cash equivalent at beginning of period	103,139	199,434	450,968	169,469

Cash and cash equivalent at end of period	145,634	246,006	145,634	246,006

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, (loss) income from operations, and net (loss) income to comparable GAAP measures.

	Three months				Three months
	ended September 30, 2015				ended September 30, 2016
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(40,101)	4,700	(a)	(35,401)	(120,003)	10,512	(b)	(109,491)
(Loss) income from operations	(2,455)	4,700	(a)	2,245	37,198	10,512	(b)	47,710
Net (loss) income attributable to Momo Inc.	(838)	4,700	(a)	3,862	39,004	10,512	(b)	49,516

	First nine months				First nine months
	ended September 30, 2015				ended September 30, 2016
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(92,942)	11,695	(c)	(81,247)	(251,314)	23,972	(d)	(227,342)
Income from operations	2,143	11,695	(c)	13,838	56,129	23,972	(d)	80,101
Net income attributable to Momo Inc.	7,566	11,695	(c)	19,261	61,467	23,972	(d)	85,439

Notes:

(a)	Adjustments to exclude share-based compensation of $4,700 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $10,512 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $11,695 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $23,972 from the unaudited condensed consolidated statements.